Mail Stop 3561

June 20, 2007

E. Todd Whittemore
Executive Vice President, Master Servicing
Aurora Loan Services LLC
First Franklin Mortgage Loan Trust 2006-FF12
745 Seventh Avenue, 7th Floor
New York, New York

Re: First Franklin Mortgage Loan Trust 2006-FF 12
**   Form 10-K for the fiscal year ended December 31, 2006**
**   Filed March 30, 2007**
**   File No. 333-133985-04**

Dear Mr. Whittemore,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1117 Legal Proceedings

    1. We note that you entered "not applicable" for this item. Please provide a discussion of information required by Item 1117 of Regulation AB in the 10-K. If there is no legal proceeding contemplated by Item 1117, simply state so.

Signatures

2. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that E. Todd Whittemore is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

3. We note that the reports prepared by First American Real Estate Solutions of Texas and Home Loan Services, Inc. and the related attestation reports identify material instances of noncompliance during the year ended December 31, 2006. Please tell us whether these have been corrected.

General

4. The servicing criterion prescribed under Item 1122(d)(1)(iii) is not covered in any of the assessment or attestation reports. Please explain to us why it is not included in the assessment or the attestation reports.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33(a) – Assurant Inc.

5. We note that the scope of the assertion by Assurant and its affiliates in the assessment report by Assurant excludes Section 1122(d)(4)(xii) even though they are responsible for assessing compliance of this section and have concluded that this section is applicable to the insurance escrow servicing activities they perform. Please advise why this section is excluded from the report. This comment is also applicable to the corresponding attestation report by PriceWaterhouseCoopers LLP.

Exhibit 33(c) – First American Real Estate Solutions of Texas, L.P.

6. First American Real Estate Solutions of Texas states in the compliance statement that it had identified a material instance of noncompliance with the servicing criterion in 1122(d)(2)(vii)(E) of the CFR with respect to the platform. There is no Item 1122(d)(2)(vii)(E) in Regulation AB. Please correct the typographical error.

Exhibit 33(e) – Office Tiger Global Real Estate Services Inc

7. The assessing compliance statement indicates that Office Tiger Global Real Estate Services is in compliance with the "Relevant Servicing Criteria." However, it does not identify the Relevant Servicing Criteria. Please clearly disclose the servicing criteria for which Office Tiger Global Real Estate Services is responsible and make the corresponding changes in the relevant auditor's attestation report.

Exhibit 33(f) – Regulus Group LLC

8. We note that Regulus is providing the assessment compliance statement on behalf of its subsidiaries as well as itself by taking responsibility for its wholly-owned subsidiaries. Please tell us why each Regulus subsidiary is not individually providing a separate assessment of compliance.

Exhibit 34(c) – Report of Independent Registered Accounting Firm

9. The attestation report by PWC for First American Real Estate Solutions of Texas, L.P. excludes criteria "1122(d)(4)(x)-(xv)." However, criteria 1122(d)(4)(xi)-(xiii) are within the scope of First American Real Estate Solutions of Texas' report on assessment of compliance. Please either reconcile the inconsistency or explain to us the reason of the service criteria disparity between the two reports. Also revise the typographical error in the last paragraph to clearly indicate the period covered by the report.

Exhibits 35(a) and (b) – Servicing Compliance Statements

10. We note the representation in exhibit 35(a), "if there has been a failure to fulfill any such obligation in any material respect, I have specifically identified to the Depositor, and the Trustee each such failure known to me . . .." Mr. Whittemore does not specifically state whether Aurora Loan Services has fulfilled all its obligations under the relevant agreement or whether there has been a failure to fulfill any obligation in any material respect. Please revise to do so. If there has been a failure to fulfill any such obligation in any material respect, please specify each such failure known to Mr. Whittemore and the nature and status thereof. The comment is also applicable to the servicer compliance statement filed as exhibit 35(b) for Home Loan Services, Inc.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director